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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

New Focus, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

644383 10 1

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐  Rule 13d-1 (b)

        ☐  Rule 13d-1 (c)

        ☒  Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Schedule 13G CUSIP No. 644383 10 1			Page 2 of 5

1.	Name of Reporting Person: Milton Chang		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 5,355,652 shares

		6.	Shared Voting Power: 1,441,360 shares

		7.	Sole Dispositive Power: 5,355,652 shares

		8.	Shared Dispositive Power: 1,441,360 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,355,652 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.26%

12.	Type of Reporting Person: IN

Schedule 13G CUSIP No. 644383 10 1			Page 3 of 5

1.	Name of Reporting Person: Rosalind Chang		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,441,360 shares

		6.	Shared Voting Power: 1,441,360 shares

		7.	Sole Dispositive Power: 1,441,360 shares

		8.	Shared Dispositive Power: 1,441,360 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,441,360 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.22%

12.	Type of Reporting Person: IN

Item 1.

(a)	Name of Issuer: New Focus, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 2584 Junction Avenue, San Jose, CA 95134.

Item 2.

(a)	Name of Person Filing

1)	Milton Chang

2)	Rosalind Chang

(b)	Address of Principal Business Office or, if none, Residence

855 Maude Avenue

Schedule 13G	Page 4 of 5

Mountain View, CA 94043

(c)	Citizenship

1)	Milton Chang – United States citizen

2)	Rosalind Chang – United States citizen

(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

(e)	CUSIP Number: 644383 10 1

Item 3.	Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

1)	Milton Chang: At December 31, 2003, Mr. Chang was deemed to own 5,355,652 shares of New Focus, Inc.’s Common Stock consisting of a) 3,914,292 shares held directly, b) 1,361,360 shares held by the Milton and Rosalind Chang Family Trust Dated 7/25/94, and c) 80,000 shares held by the Rosalind and Milton Chang Foundation.

2)	Rosalind Chang: At December 31, 2003, Mrs. Chang was deemed to own 1,441,360 shares of New Focus, Inc.’s Common Stock consisting of a) 1,361,360 shares held by the Milton and Rosalind Chang Family Trust Dated 7/25/94 and b) 80,000 shares held by the Rosalind and Milton Chang Foundation.

(b)	Percent of Class:

1)	Milton Chang: 8.26%

2)	Rosalind Chang: 2.22%

3)	The foregoing percentages are calculated based on the 64,822,024 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of New Focus for the fiscal quarter ended September 28, 2003.

(c)	Number of Shares as to which such person has sole and shared power to vote, direct the vote, dispose of or direct the disposition:

Milton Chang has sole power to vote, direct the vote, dispose or direct the disposition of the 3,914,292 shares held directly by him. Milton Chang and Rosalind Chang each have sole and shared power to vote, direct the vote, dispose or direct the disposition of the 1,361,360 shares held by the Milton and Rosalind Chang Family Trust and the 80,000 shares held by the Rosalind and Milton Chang Foundation.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable.

Schedule 13G	Page 5 of 5

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification: Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/13/2004

Date

/s/Milton Chang

Milton Chang

/s/Rosalind Chang

Rosalind Chang